U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-24244

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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     CHS ELECTRONICS, INC.
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     Full Name of Registrant (Former Name if Applicable)

     2000 NW 84th AVENUE
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     Address of Principal Executive Office (Street and Number)

     MIAMI, FLORIDA 33122
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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The registrant is unable to file the subject report within the prescribed time period because the preparation of the financial statements and explanatory notes to be included in the subject report has not been completed. This extension is required primarily due to the complexity of accounting for an expected pre-tax charge during the third quarter of approximately $169 million related primarily to the impairment of goodwill of certain subsidiaries that were disposed of and certain subsidiaries in Europe that were put into receivership or voluntary creditor protection in October 1999, and accounting for the tax consequences thereof.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

          BURTON EMMER                       305                   908-7200
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               CHS ELECTRONICS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 1999                      By: /s/ Burton Emmer
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                                         Name: BURTON EMMER
                                              ---------------------------------
                                         Title: INTERIM CHIEF FINANCIAL OFFICER
                                               --------------------------------

It is anticipated that the registrant's results of operations for the three and nine months ended September 30, 1999 will have changed significantly from its results of operations for the three and nine months ended September 30, 1998.

The Company implemented a restructuring plan in May 1999 which has resulted in restructuring costs of approximately $14 million and $15 million for the three and nine months ended September 30, 1999, respectively. Additionally, in October 1999, the Company implemented a program to reduce amounts owed to the original owners of businesses that the Company had purchased but not yet paid for, by returning such businesses to their original owners. Due primarliy to losses incurred on returning the subsidiaries to the original owners and anticipated losses on subsidiaries in the United Kingdom, Germany and Austria that were put into receivership or voluntary creditor protection in October 1999, the Company deemed certain amounts of goodwill as impaired as of September 30, 1999 and accordingly wrote-off goodwill of approximately $169 million in the third quarter of 1999. Additionally, during the quarter ended September 30, 1999, the Company realized a pre-tax gain on the sale of its Sun Microsystems distribution business of approximately $32.7 million.